08300005

09046310

RECEIVED
2009 APR 28 A 6:25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $3,000,000,000 3.00 per cent. Notes due April 22, 2014
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 22, 2009

The following information regarding an issue of U.S. $3,000,000,000 aggregate principal amount of Notes due April 22, 2014 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 12, 2008 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of April 14, 2009 (the "Final Terms"), and the Terms Agreement dated as of April 14, 2009 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $3,000,000,000 3.00 per cent. Notes due April 22, 2014.

On initial issue, the Notes will be issued in uncertified bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 3.00 per cent per annum payable semi-annually in arrears on April 22 and October 22 in each year, commencing October 22, 2009. See, Final Terms, Item 15.

(c) Maturity Date. April 22, 2014.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.473 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. HSBC Securities (USA) Inc. has been appointed Stabilization Manager.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 13, 2008);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008)[2];

D. Resolution No. IFC 2008-0047 adopted June 23, 2008 by the Board of Directors of the Corporation;[2]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[3]

F. Final Terms (as of April 14, 2009);

G. Terms Agreement (as of April 14, 2009); and

H. Certificate of an Officer of IFC dated April 22, 2009.

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 13, 2008.

2 Filed on September 17, 2008.

3 Filed on August 14, 2006.

Final Terms dated as of April 14, 2009

International Finance Corporation

Issue of

U.S. $3,000,000,000 3.00 per cent. Notes due April 22, 2014

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	927
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $3,000,000,000
	(ii) Tranche:	U.S. $3,000,000,000
5.	Issue Price:	99.623 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	Issue Date:	April 22, 2009
8.	Maturity Date:	April 22, 2014
9.	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum
	(ii) Interest Payment Dates:	April 22 and October 22 in each year, not adjusted
	(iii) Fixed Coupon Amount:	U.S. $15.00 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	BNP Paribas - U.S.$ 983,334,000 HSBC Securities (USA) Inc. - U.S.$ 983,333,000 J.P. Morgan Securities Ltd. - U.S.$ 983,333,000 Barclays Bank PLC - U.S.$ 10,000,000 Daiwa Securities SMBC Europe Limited - U.S.$ 10,000,000 Nomura International plc - U.S.$ 10,000,000 RBC Capital Markets Corporation - U.S.$ 10,000,000 UBS Securities LLC - U.S.$ 10,000,000 c/o HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018

	(ii) Date of Terms Agreement:	As of April 14, 2009
	(iii) Stabilizing Manager(s) (if any):	HSBC Securities (USA) Inc.
34.	If non-syndicated, name and address of Dealer:	Not Applicable
35.	Total commission and concession:	0.15 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from April 22, 2009

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KAZ30
Common Code:	042477567
CUSIP:	45950KAZ3
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

EXECUTION COPY

TERMS AGREEMENT NO. 927 UNDER THE STANDARD PROVISIONS

Dated as of April 14, 2009

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $3,000,000,000 3.00 per cent. Notes due April 22, 2014 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York City time on April 22, 2009 (the "**Settlement Date**") at an aggregate purchase price of U.S. $2,984,190,000 (which is 99.473% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation referred to in Clause 6.1, and a certificate of the Secretary of the Corporation referred to in Clause 6.2, of the Standard Provisions, each dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a validity opinion of the Corporation's internal counsel referred to in Clause 6.3 of the Standard Provisions, addressed to the undersigned and

dated the Settlement Date (provided that the delivery of such validity opinion by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date), (ii) a validity opinion of Sullivan & Cromwell LLP, counsel to the undersigned, referred to in Clause 6.4 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iii) a disclosure letter of the Corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iv) a disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, and (v) an accountants' letter referred to in Clause 6.6 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.623 per cent. less a combined management and underwriting fee and selling concession of 0.15 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021 000 021 JPM Chase/HSBCSI; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Dealers have appointed HSBC Securities (USA) Inc. as Stabilizing Manager with respect to this issue of Notes.

9 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

10 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

11 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

12 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

14 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
BARCLAYS BANK PLC
DAIWA SECURITIES SMBC EUROPE LIMITED
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS CORPORATION
UBS SECURITIES LLC

By: HSBC SECURITIES (USA) INC.

By: Maureen K. Sweeny

Name: Maureen K. Sweeny
Title: Vice President

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________

Name:
Title:

DC_LAN01:241461.4

BNP PARIBAS
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
BARCLAYS BANK PLC
DAIWA SECURITIES SMBC EUROPE LIMITED
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS CORPORATION
UBS SECURITIES LLC

By: **HSBC SECURITIES (USA) INC.**

By: ____________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: [signature]
Name: John Borthwick
Title: Deputy Treasurer, Head of Funding Operations

SCHEDULE I

Dealer	Nominal Amount of Notes
Joint Lead Managers	
BNP Paribas	$983,334,000
HSBC Securities (USA) Inc.	$983,333,000
J.P. Morgan Securities Ltd.	$983,333,000
Co-Managers	
Barclays Bank PLC	$10,000,000
Daiwa Securities SMBC Europe Limited	$10,000,000
Nomura International plc	$10,000,000
RBC Capital Markets Corporation	$10,000,000
UBS Securities LLC	$10,000,000
Total:	**$3,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

c/o HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, NY 10018
Attention: Transaction Management Group
Telephone: 212-525-3652
Fax: 212-525-0238

IFC | International Finance Corporation
World Bank Group

EXHIBIT H

April 22, 2009

BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Ltd.
Barclays Bank PLC
Daiwa Securities SMBC Europe Limited
Nomura International plc
RBC Capital Markets Corporation
UBS Securities LLC

c/o HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018

International Finance Corporation
U.S. $3,000,000,000 3.00 per cent
Notes due April 22, 2014 (the "Notes")
Series 927 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Standard Provisions dated as of June 3, 2008 (as amended from time to time, the "Standard Provisions") relating to the offering of Global Medium-Term Notes of International Finance Corporation (the "Corporation") and the Terms Agreement dated as of April 14, 2009 between the Corporation and the Dealers named therein (the "Terms Agreement") relating to the Notes.

Being a duly authorized signatory, I hereby certify, pursuant to Section 6.1 of the Standard Provisions, that (i) the representations and warranties of the Corporation contained in Clause 2 of the Standard Provisions are true and correct on and as of the date hereof, and (ii) the Corporation has performed all of its obligations to be performed under the Standard Provisions and the Terms Agreement required to be performed on or prior to the date hereof.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Authorized Signatory

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391